Filed by:   Unilab Corporation

                         Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-12
                                        of the Securities Exchange Act of 1934

                                        Subject Company:    Unilab Corporation
                                             Commission File No.:      0-22758



FORWARD-LOOKING STATEMENTS:

This communication contains certain forward-looking statements under the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which may include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Quest Diagnostics and Unilab and the benefits expected to result from the contemplated transaction, are based on management's current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements.

Factors that could cause or contribute to such differences may include, but are not limited to, the risk that the conditions relating to the required minimum tender of Unilab shares or regulatory clearance might not be satisfied in a timely manner or at all, risks relating to the integration of the technologies and businesses of Quest Diagnostics and Unilab, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the most recent reports on Form 10-Q, most recent reports on Form 10-K and other periodic reports filed by Quest Diagnostics and Unilab with the Securities and Exchange Commission.

ADDITIONAL INFORMATION:

Quest Diagnostics intends to file a Registration Statement on Form S-4 and a Schedule TO, and Unilab plans to file a Solicitation/Recommendation Statement on
Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. Quest Diagnostics and Unilab expect to mail a Prospectus, which is part of the Registration Statement on Form S-4, the Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, including a letter of election and transmittal, to stockholders of Unilab upon commencement of the exchange offer.

In addition, Quest Diagnostics intends to file a Statement on Schedule 13D relating to its agreement with Kelso Investment Associates VI, L.P. and KEP VI, LLC. Investors and stockholders of Unilab are urged to read all of these documents carefully when they are available. These documents contain important information about the transaction and should be read before any decision is made with respect to the exchange offer. Investors and stockholders will be able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Quest Diagnostics, by directing a request to Quest Diagnostics Incorporated at 1 Malcolm Avenue, Teterboro, NJ 07608, or from Unilab, by directing a request to Unilab Corporation at 18448 Oxnard Street, Tarzana, CA 91356.

In addition to the Registration Statement on Form S-4, Schedule TO, Prospectus, Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, both Quest Diagnostics and Unilab file annual, quarterly and special reports, proxy Statements and other information with the Securities and Exchange Commission. You may read and copy any reports, Statements or other information filed by Quest Diagnostics or Unilab at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Securities and Exchange Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 800-SEC-0330 for further information on the public reference rooms. Quest Diagnostics' and Unilab's filings with the Securities and Exchange Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Securities and Exchange Commission at www.sec.gov.

The following is a transcript of a conference call with investors:
                             QUEST DIAGNOSTICS INCORPORATED

                                  April 2, 2002
                                  8:00 a.m. CST

Coordinator              Welcome to the Quest Diagnostics Investor conference
                         call. At the request of the company, this call is being recorded. During our Q&A session, callers are limited to one question per turn. The entire contents of this call, including the presentation and question and answer session that will follow, are the copyrighted property of Quest Diagnostics with all rights reserved.
                         Any redistribution, retransmission or rebroadcast of this call in any form without the express written consent of Quest Diagnostics is strictly prohibited.
                         Now I would like to introduce Cathy Doherty, Vice
                         President of Communications and Public Affairs for
                         Quest Diagnostics. Go ahead, please.

C. Doherty               Thank you for joining us. I am here with Ken Freeman,
                         Chairman and Chief Executive Officer of Quest
                         Diagnostics. We are also joined by Bob Hagemann, our Chief Financial Officer; Bob Whalen, Unilab's CEO, joins us by telephone from California. Ken Freeman will make a few brief remarks on our news so that we can get right to your questions.

                         We are currently in a quiet period and will not be commenting today on financial results for the first quarter until we release earnings on April 18th. At that time, we will also provide updated guidance. Some of our commentary and answers to questions may contain forward-looking statements that are based on current expectations. Actual results could be materially different from our expectations due to factors that are detailed in our year 2001 10-K and subsequent filings, as well as from unanticipated events. Now here is Ken Freeman.

  K. Freeman             Thank you, Cathy. Early this morning we took another
                         exciting step to accelerate profitable growth by announcing a definitive agreement to acquire Unilab
                         Corporation in a transaction valued at $1.1 billion, including about $200 million in Unilab debt. This acquisition will establish Quest Diagnostics as the leading provider of diagnostic testing in California, the nation's largest market. Customers will see expanded access to laboratory testing services and greater convenience with one-stop shopping for all of their diagnostic testing needs. Further strengthening our distribution network will make us an even more attractive partner with diagnostic discovery companies.
                         And we will add seasoned management talent to our team.
                         The terms are summarized in this morning's press release and we will be filing the merger agreement today as part of a Form 8-K. So I'd like to spend the next few minutes sharing my enthusiasm about this transaction and how we expect it to benefit our employees, our customers and our shareholders.

                         The benefits to our customers are compelling. Combining our two companies will significantly enhance customer service in California. Customers will access diagnostic testing services through a combined network of about 50 rapid-response laboratories and 500 conveniently located patient service centers, by far, the largest in the state. This combination will give Unilab customers access to innovative technologies and an expanded esoteric testing menu from our Nichols Institute based in San Juan Capistrano.

                         Customers will also have available direct physician-to-physician consultations with the industry's most extensive network of medical and scientific specialists. Additionally, physician and hospital customers will benefit from our state-of-the-art electronic connectivity services.

                         The transaction creates value for Quest Diagnostics shareholders as well. Unilab meets our three ground rules for acquisitions: full compliance with the law, well managed and accretive to earnings per share during the first year.

                         Unilab has a strong regulatory compliance program that is very similar to our own. In addition, Unilab is well managed, with profitability levels among the highest in the industry. Assuming a late second quarter close, the transaction will be modestly accretive to earnings during 2002; approximately $0.02 to $0.03 per share before an anticipated pre-tax charge related to the transaction of up to $20 million, most of which will be cash costs. We anticipate significant synergies, approximately $30 million on an annualized basis, following the completion of the integration within two years after the closing. We see the biggest opportunities for synergies in eliminating duplicate infrastructure, internalizing esoteric testing and reducing bad debt.

                         This morning, Standard & Poor's reaffirmed our rating of BBB- with a positive outlook and we expect Moody's will also, at a minimum, reaffirm our rating and outlook. Now I'd like to introduce Bob Whalen, who will share his perspective on our news.

B. Whalen                Thank you, Ken. Joining together with Quest Diagnostics
                         is great for Unilab shareholders. Unilab investors will now have the opportunity to become shareholders in the premier laboratory company in our industry, a company with tremendous growth opportunities and a strong track record for creating shareholder value. In addition, Unilab shareholders will have the opportunity to share in the value created by combining our two companies.

                         Our customers in California will benefit considerably from expanded access to lab services throughout the state. More importantly in my view, they will now have direct access to Nichols Institute, Quest Diagnostics' world-renowned esoteric testing laboratory and research and development center. Physicians and hospital customers will be able to consult with nearly 300 MDs and PhDs, the most extensive network of medical and scientific specialists in the industry.

                         Personally, I am thrilled to be joining a company focused on quality with strong vision and values; and I am excited about leading the combined local operation in California, a market I am very familiar with. I have led successful integrations before and look forward to creating benefits for our customers and enhanced value for our shareholders.

K. Freeman               Thank you, Bob. As you know, we've demonstrated our
                         ability to effectively integrate acquired companies and so has Unilab. I'm very pleased that Bob will lead the integration of our California operations and be responsible for our local California business. Bob is a seasoned laboratory industry executive with a strong track record of results during his more than 30-year career. We will also use the proven integration approach that has served us so very well through previous acquisitions.

                         In this case, while detailed integration planning has not yet started, our strategy anticipates closing certain facilities to rationalize capacity in California. As a result, some positions will be eliminated over time, which we expect to address primarily through normal, voluntary attrition as we've done in past integrations. Also, as in the past, we will treat all employees with fairness, dignity and respect, consistent with our values.

                         Our growth initiatives, focused on Six Sigma quality, genomics and customer connectivity, coupled with selective acquisitions, are building on a strong foundation to deliver sustainable, long-term profitable growth. Our strategic growth plan uniquely positions Quest Diagnostics by broadening our geographic presence, expanding our access and distribution network, enhancing customer service to meet the special needs of hospital and esoteric testing customers and accelerating the development of innovative new tests and technologies.

                         Putting it all together, we remain committed to our financial goals: achieving sustainable, double-digit revenue growth; EBITDA margins in excess of 20% and continuing to deliver earnings per share growth of at least 30%. The acquisitions of AML and Unilab provide a clear path to deliver in excess of 30% earnings per share growth this year and next. They also provide additional fuel as we drive to deliver outstanding returns for our shareholders well into the future. We're excited about the opportunities this transaction creates. Now, let's open up the call for your questions. Operator?

Coordinator              Our first question comes from David Lewis. Sir, you're
                         online.

D. Lewis Good morning guys, congratulations. A couple quick questions. Could you give a little more granularity, Ken, perhaps, on your plans on internalizing any esoteric tests that Unilab outsources; secondarily, maybe any large managed care contracts in the State of California that you think are particularly meaningful; and lastly, any concerns given the now very large share the number one and number two players in California will now have in terms of anti-trust or HSR clearance?

K. Freeman               You've given me three in one here, David.  I'll do my
                         best to get at them. The first one, as it relates to esoteric testing and in bringing the esoteric testing in house that's currently sent out by Unilab, we will move with deliberate speed over time to bring the esoteric testing send outs in house to Nichols
                         Institute. This certainly represents one of the synergy opportunities from the transaction.

                         In terms of managed care relationships, as you know, we don't comment on specific relationships with specific customers. As we've demonstrated in the past, certainly as we move forward, we would expect to use appropriate discipline ensuring that we're appropriately compensated for the services we provide. Unilab does have a much broader payer mix than exists in many other markets around the US and, again, we don't typically disclose specific customer information. Their largest customer accounts for less than 5% of revenues.

                         In terms of the market itself in California, approximately $3.8 billion of lab testing is performed in California today. The market seems to be growing at rates higher than the general US marketplace, which, as you'll recall, is growing at 5% to 7% per year; Unilab has about 10% of the market today. On a combined basis, our market share will be approximately 12% of the market in California, which is consistent with our overall market share across the United States. California is a very competitive marketplace today; it will remain very competitive after this acquisition is completed. There are other very large providers in the state from a hospital and insurance standpoint, as well as about 600 smaller independent clinical laboratories competing in California.

Coordinator              Thank you. Again, all callers are limited to one
                         question per turn please. We now have our next question from Kathleen Lamb from Credit Suisse First
                         Boston.

K. Lamb Good morning and congratulations. I have one quick question. In the refinancing comment in the press release, does that contemplate tendering for the Unilab debt?

R. Hagemann              Certainly that's something that we're going to
                         consider. We'll be evaluating the economics attached to that.

K. Lamb Are there any provisions in the indentures of those bonds that would require it; or is it just a matter of looking at the interest rate on those bonds?--

R. Hagemann              We'll be looking at the interest rates.
                         Those bondholders have the right to put the debt to us upon the completion, but it's at a very modest premium of 101%.

K. Lamb                  Correct.  Thank you.

Coordinator              We now have a question from David Zimbalist from Morgan
                         Stanley.

D. Zimbalist             Hello. I was wondering if you could comment a little
                         bit about the Arizona operations of Unilab and to what extent that would have to be integrated with Sonora
                         Quest.

K. Freeman               I'll take that one, thank you. In the State of Arizona,
                         if you're familiar with what we did when we acquired
                         SBCL, we are required through our joint venture to offer business operations that might exist in Arizona to our partner, to our joint venture called Synora
                         Quest Laboratories. We will be doing that in accordance with the terms of our relationship in Arizona. It's important to keep in mind that the Arizona operations of Unilab today are very small, very small indeed.

D. Zimbalist             Can you give us some quantification of that?

K. Freeman               Bob Whalen, would you please help us out on that?

B. Whalen                At the moment, it's about $3 million a year.

Coordinator              I'm sorry, are you ready for the next question?

K. Freeman               Yes.

Coordinator              Thank you.  We now have a question from Robert
                         Willoughby from Credit Suisse First Boston.

R. Willoughby            Thank you. Ken, can you remind us what you folks are
                         tying senior management's incentive compensation to and based on the consolidation challenges you have in front, is there any thought of changing any of these metrics that you might be compensating senior management on?

K. Freeman               Yes, Rob. What we do in terms of compensation in
                         general for our senior management across Quest
                         Diagnostics is drive a very significant process that relates to earnings per share growth in addition to a balanced score card. But the vast majority of the compensation is driven by delivering earnings per share growth. In terms of Bob's contract itself, Bob has agreed to stay on with us; we're very thrilled about that, through an employment agreement that we've executed along with many of the members of his senior management team. Their compensation is tied very, very specifically, to achieving the financial goals that we've set in place together in the State of California.

Coordinator              We now have a question from Drew Figdor from Tiedemann.

D. Figdor                Just two questions. In terms of timing, it's an
                         exchange offer; or when do you plan on launching it and what do you need to close it because you say late second quarter. Is there any particular reason why it should take more than 45 days? Is that because you might anticipate a second request from the government on the anti-trust? The Kelso, did they say if they're going to elect stock or cash?

K. Freeman               You asked us a bunch of questions. Let me take a crack
                         at some of them. I may need some help from my partners here. We would expect to launch the cash election exchange offer during the month of May. We'll be filing our Hart Scott Rodino during the month of April. You know it's a two-step process to include, after the cash election exchange offer, the stock for stock merger.
                         And as time goes on, we would expect that all of those activities will be complete by the end of the second quarter. As we look at the transaction itself, you can expect that we will be very much coordinating dialogues with the folks at the FTC. We do not anticipate any specific issues whatsoever; however, we will be working in concert with them after the HSR filings have been submitted.

D. Figdor                And then Kelso, when you say that they're tendering
                         into it, did they say to you if they want stock or cash?

K. Freeman               Kelso, at this point in time, has not made a specific
                         commitment. They will be, through public filings, doing an indication at the right moment.

R. Hagemann              And they had the same rights as everyone else in the
                         exchange offer in their ability to elect stock or cash.

D. Figdor                Okay, thank you very much.

Coordinator              We now have a question from Bill Bonello, US BancCorp
                         Piper Jaffrey.

B. Bonello               Could you just comment real briefly on how this
                         impacts, particularly in '03, your 30% EPS growth targets? Is this above and beyond that or was this type of acquisition contemplated in your suggestion that you could grow 30%?

K. Freeman               Bill, I'm going to have to give you qualification, as I
                         begin this reminding you and everyone that we're right now in a quiet period, so we're not in a position to formally adjust guidance on this call. As you know, however, we do see accretion in the year 2003 of $0.18 to $0.20 per share, the combined accretion from AML and Unilab. We are very comfortable with the prior guidance we've given you that says that our earnings per share would be at least 30% higher than the prior year. We're fully committed to deliver on that commitment for '02 and '03 and certainly, the acquisitions of both Unilab and AML will provide additional fuel to achieve those earnings objectives.

B. Binello               Thank you.

Coordinator              Our next question comes from Sandy Draper from Sun
                         Trust Robinson Humphrey.

S. Draper                This may be mostly a question for Bob and maybe a
                         little bit of a tough one. It doesn't seem like there was that much of a premium paid. Obviously, from the IPO, the stock is up and there's a good return there.
                         But for current shareholders looking at it, what was the motivation for selling when there wasn't that significant a premium to the current valuation in the stock market?

K. Freeman               Bob Whalen, do you want to take that please?

B. Whalen                Sure. I think from the Unilab Board's perspective the
                         critical question was not calculating a one week or a one day premium, but rather what provides the highest value for our shareholders. Suffice it to say, you can be very comfortable that the Board looked at all available alternatives and that would be other purchasers, going it alone; we looked at the future of the business, both within California, our ability to grow within the state, our ability to expand into such states as Arizona; and we looked at other potential opportunities outside the state. At the end of the day, we felt that this benefited our shareholders the best from all the various alternatives that were out there.

                         It allows those shareholders in Unilab today, if they choose to, to cash out their investment, or if they still like the industry, they can now own stock in the best, strongest laboratory company in the United States. We felt at the end of the day that the fixed ratio structure that allows Unilab shareholders to benefit from the upside of the transaction as well as the future growth of Quest Diagnostics stock, which has also been a great performer, and, as I said, if the shareholders want to convert to cash, they can and if not, they have the option of retaining the Quest stock.

S. Draper                Great, thank you.

Coordinator              Our next question comes from Benner Ulrich from UBS
                         Warburg. You're online.

R. Goldwasser            Hello, this is actually Ricki Goldwasser. Can you
                         remind us what percent of Unilab revenues are coming from hospitals and what percent is currently capitated and what is currently fee for service?

K. Freeman               Bob, would you like to take that?

B. Whalen                I will say we have very little business from hospitals.
                         I think this is one of the real opportunities for us is to be able to now sell the Nichols Institute Quest
                         Diagnostics Reference Laboratory work directly to our potential clients. We have a very large base of business in Northern California, but very few hospitals. I think this is a real opportunity for us in the longer term to extend and expand our hospital revenue. But right now our hospital revenue is less than probably 2% or 3%. Cathy, do you want to give them the breakdown on the other fee?-

C. Doherty               --Sure. Ricki, in terms of managed care capitated
                         revenue as a percentage of total revenue from Unilab;
                         it's about 10% to 15%. As far as third party fee for service and again, this is revenue, it's about 30% to 35%.

R. Hagemann              Keep in mind, in Unilab's 10-K, which was recently
                         filed, there is payer mix information in there that breaks out revenues and volumes.

R. Goldwasser            Given the environment in California, do you see any
                         opportunities in further shifting from the 10% to 15% capitated towards fee for service?

K. Freeman               Ricki, as we look at the marketplace in California, we
                         see the very same trends that have been occurring in other parts of the country beginning to take hold in California as well, which indeed is a beginning of a shift from capitation to fee for service plans.

B. Whalen                I think I just might add, Ken, that I've been talking
                         about this on our conference calls and in our investor conferences a lot and I really do echo what Ken says, I really believe that the trend is underway. If you look nationwide, the Los Angeles Times published an article back about a month ago that said for the first time, HMO enrollment declined to 48% in 2001 from 55% in 2000 and this was a study that Kaiser did. I don't think there's any question that that trend is continuing.

R. Goldwasser            Thank you.

Coordinator              Again, all callers are limited to one question per turn
                         please. We now have a question from Tom Gallucci from Merrill Lynch.

T. Gallucci              As a follow up to that question, clearly, Unilab has
                         very strong margins. Can you talk about it maybe part of that is due to the concentration of the business, but can you maybe just talk about the pricing environment in California versus the rest of the country and how that impacts it? Also, how bad debt expense plays into the equation?

K. Freeman               Tom, certainly, the California market is highly
                         competitive. The industry is highly competitive with numerous independent labs and hospital based competitors, so the marketplace in California is, I'd say, as competitive as any other marketplace in the United States, no more, no less. As we've done, certainly, in the past, together on a combined basis, we would expect to exert appropriate discipline in pricing, which, certainly, we at Quest Diagnostics have been doing for many years and our understanding is that Unilab has also been engaging in a similar process of engaging in discipline and weeding out poor performing accounts over the past several years as well based on our due diligence efforts.

R. Hagemann              Tom, Unilab's bad debt is just over 7% or so. As you
                         know, our's is around 6% and we have a long-term target of driving that towards 4%. Their DSOs are in the mid
                         60's range; our DSOs are in the low 50's. We look at both the bad debt and DSOs as opportunities. We believe that the bad debt is a synergy opportunity and driving down the DSOs is a cash flow opportunity for us.

T. Gallucci              Thank you.

Coordinator              We now have a question from Mark Ort from Glazer
                         Capital.

M. Ort Hello. You mentioned earlier that you have 12% of the combined market share in California. Is that including hospitals and if not, what would be your market share combined of the independent facilities?

K. Freeman               This includes the relevant market, which is all
                         providers of laboratory testing. It's really the only way to look at this industry because we are both providers and competitors of hospitals in marketplaces across the United States, so the $3.8 billion market that we're talking about is hospitals as well as physician owned or physician office laboratories as well as the more than 600 independent clinical laboratories in the state.

M. Ort Can you break out the numbers for the independents though? Do you have that number?

C. Doherty               About 55% of that market is hospital driven with about
                         30% coming from independent clinical labs, the rest coming from physician office labs.

M. Ort So it's probably about 25% of the market share from looking at only the independents.

K. Freeman               You're in the ballpark.

M. Ort How does that stack up against your primary competitor, LabCorp.?

K. Freeman               We don't tend to do a lot of dialogue about specific
                         market shares of various companies in various marketplaces. What I would say, however, again, is that in the State of California, it's an intensely competitive marketplace like every other marketplace in this country. The relevant market to consider is who we're going up against every single day and competing for business, which is hospitals, physician office labs and physician owned labs, as well as other independent clinical laboratories.

M. Ort                   Okay, thank you.

Coordinator              Our next question comes from Andrea Bosse from Salomon
                         Smith Barney. Ma'am, you're online. I'm sorry, we'll go to the next question and that is from Jeremy Carton from HBV Capital.

J. Carton                Hello. If we elect 100% stock as consideration, will it
                         be subject to proration?

K. Freeman               If the overall transaction goes beyond 30% election of
                         cash, there will then be proration to a maximum of 30% cash consideration in terms of the entire transaction.

J. Carton                Thank you.

Coordinator              We now have a question from John Hess from Bank One
                         Investments.

C. Haff It's Charles Haff, Bank One. In the spirit of full disclosure, assuming that Unilab's advisors talked to Quest Diagnostics before the IPO ten months ago, I was wondering if you could characterize discussions that you had at that time about possibly acquiring Unilab and then maybe from Unilab's perspective now, why is the time now for doing this deal versus ten months ago?

K. Freeman               Any dialogue in terms of historical discussions between
                         the two companies will be documented fully in subsequent filings and you'll be able to find that information there.

C. Haff Could we get the spirit of Unilab's Board's thoughts on?

B. Whalen                Sure. I think it goes back to what I said earlier as it
                         related to premium. We sat down and we looked at all of the alternatives available to us, which was to go it alone and what would that mean, what are our growth opportunities in the state, what are our growth opportunities outside the state. For example, we had a very high level of interest in AML. Tim Brodnick and I are good friends. We had talked back and forth along the line; our board members had conversations with AML.
                         So when a property like that goes off the market that limits one of our options. We just felt at the end of the day and we feel very, very strongly about this that this was a good deal at this point in time for our shareholders.

C. Haff                  Thank you.

Coordinator              We now have a question from Kemp Dolliver from SG Cowen
                         Securities.

K. Dolliver              Thank you. Given that you're announcing this
                         acquisition within roughly a day of closing the AML purchase, are we to expect that in the third quarter you will announce something else? Essentially, what's your appetite for additional acquisitions this year?
                         Thank you.

K. Freeman               Thanks for that question, Kemp. I guess what I'd say to
                         you here is crystal clear. As you know, we as a company are very deliberate in how we run our business. We go with deliberate speed, but we're also very opportunistic. As we look at these two transactions, one that closed yesterday and the one we're announcing today, the acquisition of Unilab, certainly, what we're doing here is driving a conscious effort to continue the transformation and our leadership as Quest
                         Diagnostics in our space.

                         We purposely wanted to put these transactions together. One way to put it is that we put the West as becoming part of Quest. We're dramatically improving our position in two very rapidly growing states in the Western United States. Nevada is the most rapidly growing state in the Union on a percentage term basis. California is the most rapidly growing state in the United States in terms of shear numbers of people increased to the population rolls each year.

                         The SBCL integration is behind us; we're working on our standardization and six-sigma efforts and they're moving full speed ahead and we feel, certainly, we can handle these two acquisitions coincidentally, simultaneously. But I'd like you to keep in mind also the limited geographic impact of these transactions. Let me stress that we're only really integrating operations in California and Virginia, in terms of lab capacity. We cover geographic markets throughout the country, so while these transactions are transforming the company with esoteric testing growth and furthering our relationships with hospitals, as well as the geographic reach on the West Coast, this is not as pervasive a combination of transactions as SBCL was two and one-half short years ago.

                         Getting back to the yes or no - will you do another major acquisition? As always, we're going to be deliberate as we proceed. It's always possible that a unique opportunity could come along that we might consider, but we would, in all instances, need to be comfortable with the pace of integrations underway. If you look at our tradition, Kemp, you know us well; we're very disciplined in such things. We won't bite off more than we can chew.

K. Dolliver              Great, thank you.

Coordinator              We now have a follow up question from Tom Gallucci from
                         Merrill Lynch.

A. Rice                  It's actually AJ Rice. Hello, Ken and everyone else.
                         Just a question about the integration of operations. Obviously in the SmithKline merger, there was both routine and esoteric. Here, one of the opportunities is to shift that esoteric business over time over to Nichols Institute. Can you just give us the flavor for the logistic challenges of doing that versus routine business? Is it materially different? What are some of the things that you think about when you're trying to shift esoteric business like that?

K. Freeman               Certainly. First an overview, AJ, just to put the
                         overall perspective on it for you. Fundamentally, remember with AML, what we are in large part putting in place is an East Coast esoteric testing capability in their facility in Chantilly, Virginia. We will be the only major laboratory provider that has an East Coast and a West Coast esoteric testing presence, East Coast and West Coast. At the very same time, what that will imply is that over time, there will be some business that's performed at Nichols
                         Institute that we will relocate to the East Coast, to Chantilly, Virginia. That will free up capacity at Nichols Institute to bring in additional testing from the West into that facility.

                         Certainly, as is the case with any redirection of specimens, we will be going one customer at a time, step by step, inch by inch in deliberately in sourcing the testing at the Nichols Institute and over time, also, redirecting specimens that are traditionally coming from the East Coast to the West Coast for Nichols back to the East. Again, we have our ground rules, and our first one is the customer has to be served without disruptions and we'll do this with deliberate speed, step by step, inch by inch. The initial feedback from our customers, in terms of the AML announcement as it relates to having an East Coast esoteric testing presence, has been very, very encouraging.

                         As we move forward, we think that this value proposition will be profound. One other way to put it in perspective for you, AJ, on the broader sense is the fact that unlike SBCL where we went from 40 to 30 major laboratories around the United States and impacted every single geographic market, in this case, in terms of laboratory consolidations and rationalization, we're only impacting two markets: the metro DC market as well as California. In addition, the only place where there will be lab consolidations is California; that's it, that state only. Our most profitable markets across the United States, which tend to be from Boston all the way through the Rocky Mountains, the northern part of the United States, will not be impacted by what we're doing.

                         We'll be moving about 5% to 10% of the specimens our total company will process as a result of this integration over the next two years compared to about 25% of the specimens that were redirected only two short years ago, during the last two years, through the SBCL integration. So putting it altogether, integrations are challenging, but we believe if you take the combination of the Unilab activities, including internalization of test send outs as well as the AML integration, we believe our proven capabilities that we demonstrated with SBCL will serve us well as we move forward.

A. Rice                  Okay, thank you.

Coordinator              Our next question comes from Andrew Bhak from Goldman
                         Sachs. Sir, you're online.

A. Bhak Good morning, congratulations. As we look out over the next three to five years, in terms of future acquisition strategy, I guess we're following on two transactions, each with its own unique features, but that have built out certain capacity, what you might call infrastructure capacity on the East Coast, or in building out presence in California. As you look out strategically with the existing portfolio of assets that the company has today? Are there any other obvious areas of incremental acquisition activity, whether it's infrastructure platform or geographic market focus, or is it really kind of a selective and targeted strategy going forward?

K. Freeman               We have been, I would have to say, fairly targeted and
                         selective in the past as well and you can expect that to continue as we move forward. We will continue to use our ground rules, which say that companies have to comply with the law, be well managed and also be accretive for shareholders in the first year. The industry itself does remain highly fragmented, so we do anticipate over time there will be potential opportunities for growth in various geographic areas.
                         In addition, we see opportunities potentially over time in the areas of genomic and esoteric testing moving forward. Finally, also, much like our MedPlus acquisition of last year, we do see potential opportunities moving forward to further broaden our industry leading line of connectivity options for our customers.

A. Bhak So when it comes to these types of transactions, aside from your very tight acquisition criteria, does it essentially come down to a make versus buy as you think about the company strategically? Either the costs and the resources to build out that capacity internally versus there's a platform, it meets your very strict acquisition criteria, you can do it and obviously, with SBCL you've proven your ability to integrate. Is that the decision filter that you think about?

K. Freeman               I think that's an excellent description of part of how
                         we drive forward. Absolutely. In addition, of course, deliberate speed is very important as well as we analyze opportunities.

A. Bhak                  Okay, great, thank you very much.

Coordinator              We now have a question from Henry Reukauf from Deutsch
                         Bank.

H. Reukauf               Actually, my question was answered. Thank you very
                         much.

Coordinator              Thank you, Sir. Then our next question is from Ron
                         Speaker from Janus.

R. Speaker               Could you just quickly go through your anticipated
                         leverage changes in your EBITDA, interest coverage and debt levels?

R. Hagemann              If you were to look at our leverage on a pro forma
                         basis for year-end 2001, you would see that our debt to capital would be in about the 48% range, which is up about 10 points or so from where we were. You should expect, though, that as the year progresses, that's going to improve because we'll be paying down debt with the cash flow generated from the transactions. But most importantly, what you need to keep in mind is that both rating agencies have reaffirmed their credit rating, at least, S&P has come out. We anticipate that Moody's will do the same thing, come out and reaffirm for us both the credit rating and the outlook.

R. Speaker               So how much additional leverage did this put on
                         the...enterprise?--

R. Hagemann              --... we anticipate between both the AML transaction
                         and the Unilab transaction, there will be almost $1 billion in additional debt that will be added. Again, we'll be paying that down rather rapidly with the strong cash from operations that we generate.

R. Speaker               And is that why you did the one-year term loan instead
                         of a longer agreement?

R. Hagemann              At this point, we have a bridge loan in place to close
                         the Unilab transaction into and then we'll be evaluating more permanent financing and you should expect that it'll be a combination, most likely, of bank and public debt. The financing for the AML transaction is being completed out of existing facilities that we have: an AR revolver and a revolving credit facility with our banks.

R. Speaker               Thank you.

Coordinator              Our next question comes from Fred Weiss from Atlantic
                         Trust Pell Rudman.

F. Weiss Congratulations. My questions have been answered. Thank you.

Coordinator              Thank you, sir. Then our next one is from Nick Ciocci
                         from MRT Capital.

N. Ciocci                Good morning. Could you just go over the merger
                         consideration again? What happens if all shareholders elect stock? Will they be forced to be prorated to guarantee 30% being paid in cash?

R. Hagemann              No, the 30% is a maximum. If all shareholders were to
                         elect stock, we would issue stock to all of them.

N. Ciocci                Okay, thank you.

Coordinator              We now have a question from Angela Samfilippo from US
                         Bank Corp/Piper Jaffrey.

A. Samfilippo            Good morning. Could you tell me what's assumed in the
                         $30 million of synergies?

K. Freeman               In terms of the synergies from Unilab, we have
                         indicated $30 million of synergies by the end of the year 2004. The key areas of synergy include lab capacity rationalization, the internalization of esoteric testing send outs into Quest Diagnostics, specifically to Nichols Institute, reduction of bad debt, as well as various infrastructure savings as well including purchasing savings, elimination of duplicate infrastructure in terms of staffing, logistics and what have you. We're not in a position today to share specifics by category. I would highlight for you that in the year 2002, 2003 and 2004, I'll give you some numbers. By the end of the year 2004, the combination of AML and Unilab will realize $45 million of synergies for Quest Diagnostics' shareholders. In the year 2002, we expect $5 to $8 million of synergies on a combined basis from both companies, AML and Unilab. In the year
                         2003, from the combined companies of AML and Unilab, we expect to realize $30 million to $35 million of synergies and essentially complete the integration of AML. In the year 2004 then, we'll get to the full $45 million commitment.

A. Samfillipo            Thank you.

Coordinator              We now have a question from Nick Graziano from March
                         Partners.

N. Graziano              Thank you. I just wanted to clarify two items in the
                         press release. First, if we do elect a combination of cash and stock, if there is any fixed election there;
                         if there's any fixed combination of the two? Secondly, it says that under the agreement with Kelso that they will sell their shares to Quest if the merger agreement is terminated. If you could just share any of the terms around that. Thank you.

R. Hagemann              With respect to the first question around cash and
                         stock, again, each holder of a Unilab share has the right to receive as compensation for their Unilab share, either 100% in Quest Diagnostic stock or 100% in cash, and then the total aggregate cash consideration would be cut back to 30% if, in total, the shareholders had elected to receive in excess of 30%.

N. Graziano             Can you elect to receive a combination of the two,
                         50/50 for instance?

R. Hagemann              Yes, you can.

Coordinator              Our next question comes from Christian Correa from
                         Lehman Brothers.

C. Correa                Hello. I was wondering if you could tell us a little
                         bit about the American Lab acquisition and how the anti-trust review went in that situation.

K. Freeman               Certainly. We closed the transaction with AML
                         yesterday, as you know, and the anti-trust review was very typical under the circumstances. So we went through the process, had excellent dialogue with the Justice Department as they went through the appropriate analysis and we're now moving forward, as you know.

C. Career                Thank you.

Coordinator              Our next question comes from David Zimbalist from
                         Morgan Stanley.

D. Zimbalist             Hello. Just a follow-up. First of all, could you give
                         us a percentage of revenues for Unilab from test send outs and also talk a little bit about the structure, the way you're managing regionally? It sounds like
                         California will be run by Unilab's current management and Nevada would be run by AML, a little bit more about how you see post integration structure at Quest.

K. Freeman               I'll take the second part of the question as it relates
                         to the management approach as it relates to how we intend to run the two companies joining the fold.
                         Certainly, in the State of California, as we put our existing business together with that of Unilab and we evaluate the capabilities and the prospects in that state, we think we have an ideal opportunity to take the best of management from both companies, which is our tradition and what we would fully intend to do under all circumstances. The nuance in California is the fact that we've asked Bob Whalen -- and he's agreed and we're thrilled about it -- to lead the overall local operations of California in conjunction with our senior leaders and other senior leaders from Unilab. As we drive the integration planning process, we'll be putting in place and finalizing the appropriate management structure. Just as you saw with SBCL, you're going to see the best of both companies come together to lead the combined enterprise.

                         Bob Whalen brings tremendous strength and tradition into the responsibility; we're thrilled that Bob's going to be leading the charge with us and our team's thrilled too overall in terms of the management team in California to be part of the overall process of driving the business forward. Again, very consistent with what we've done in the past, what we did with the SBCL acquisition where we joined the two companies together and had representatives of management meld together in senior leadership positions across the United States in various geographies.

                         As it relates to AML, in the case of AML, what we're doing is we're bringing the hospital business and the esoteric testing business together in one joint organization. The leadership of AML is intact as we drive forward. We do expect over time to continue to evolve the management structure, but once again, it's the best of both companies as we drive what's right for our customers and what's right for our employees and, of course, what's right for our shareholders.

R. Hagemann              David, with respect to your second question about the
                         outsourcing, if you look in Unilab's 10-K, they disclose that approximately 5% of the revenues is associated with outsourcing test send outs, including anatomic pathology that's sent out.

D. Zimbalist             In terms of the bridge loan?

R. Hagemann              The bridge loan is a one-year facility that's in place.
                         It has interest rates very consistent with the rates on our existing credit facilities and we expect to refinance it shortly after the transaction closes. It's a committed financing at this point.

D. Zimbalist             Thank you.

Coordinator              We now have a question from Matt Gotlin from
                         Chesapeake Partners.

M. Gotlin                Hello, congratulations. Could you give a little more
                         detail on the background of the transaction and then who are the investment bankers on the transaction? You said earlier you were going to launch the tender in May; did I hear that correctly? Or will the tender be closing in May towards the end of the quarter?

K. Freeman               The tender will launch in May. In terms of the dialogue
                         between the parties, the intense discussions began at the beginning of the year and have continued since to this moment, to this day. You'll see all the details in subsequent filings in terms of the gives and the takes of the dialogue during that period of time.

M. Gotlin                Who are the investment bankers, the firms?

R. Hagemann              For us it was Merrill Lynch.

B. Whalen                For Unilab it was Salomon Smith Barney and Credit
                         Suisse.

M. Gotlin                Thank you and congratulations.

Coordinator              We now have a question from Adam Jiwan from Soros
                         Management.

J. Gillory               Hello. It's John Gillory; most of my questions have
                         been answered. Maybe you could confirm that the exchange ratio is a fixed ratio. Is there any subsequent pricing period or any collar?

R. Hagemann              No, it's a fixed ratio with no collar.

J. Gillory               Thank you.

Coordinator              I'm sorry, Sir, has your question been answered?

J. Gillory               Yes.

Coordinator              Thank you very much. We now have a follow up question
                         from Drew Figdor from Tiedemann.

D. Figdor                My question has been answered, thank you.

Coordinator              Thank you, Sir. We now have a question from Mike
                         Shannon from Westchester Capital Management.

R. Barron                This is Roy Barron; I work with Mike Shannon. He's had
                         to step out for a second. With regard to the 30% cash consideration, am I to understand that that's 30% of the total consideration paid in the deal? That the number of shares that we'll receive, 26.50 goes down as DGX goes down?

R. Hagemann              It's 30% of the total valuation of the Unilab equity is
                         capped at 30% in cash and should folks elect more than 30%, they would be cut back to that 30% level. A maximum of $295 million in cash that will be distributed to the Unilab shareholders.

R. Barron                So no matter where DGX is, Unilab holders can opt for
                         26.50 and receive 30% in cash.

R. Hagemann              Yes.

R. Barron                Great, thank you very much.

Coordinator              We now have a question from Joe Gozzi from Alpine
                         Associates.

J. Gosey                 My question has been answered. Thank you.

Coordinator              Thank you, Sir. Our next question is from Matthew Buten
                         from Argus Partners.

M. Buten A quick housekeeping question. Amortization and goodwill, are you going to be adding goodwill to the balance sheet and how much would be the annual amortization amount?

R. Hagemann              Between both the AML acquisition and the Unilab
                         acquisition, we'll be adding approximately $1.4 billion to $1.5 billion in goodwill. The vast majority of the purchase price is being allocated to goodwill and there'll be no amortization attached to that in accordance with the new accounting rules.

M. Buten                 Thank you and congratulations.

Coordinator              We now have a question from Craig Nandey from Shore
                         Water Ltd.

C. Nandey                Good morning, gentlemen, thank you. Just a very quick
                         question. How far along are you on your due diligence and when do you anticipate completing it if you haven't already? Thank you.

K. Freeman               Due diligence was completed in advance of the
                         transaction.

C. Nandey                Thank you.

Coordinator              Thank you for participating in the Quest Diagnostics
                         investor conference call. Investors in the United
                         States may listen to a replay of this call by dialing
                         800-925-2388. Again, that number is 800-925-2388. The
                         replay will be open at 11:00 a.m. Eastern time and will continue until 5:00 p.m. on May 17th. Investors outside the United States may dial 402-220-4111. Again, that number is 402-220-4111. No password is required for either number. In addition, registered analysts may access an online replay of the call through Street
                         Events at www.streetevents.com. The call will also be available to the media and individual investors at www.questdiagnostics.com. The online replay will be available 24 hours a day beginning at noon. Thank you very much and good-bye.